

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 July, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA


05009966

82-4578

SUPPL

Dear Sir / Madam

Centrica plc
Repurchase of Shares – 12, 13 and 14 July

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Centrica plc

Repurchase of shares

Centrica plc announces that on 12 July 2005 it purchased for cancellation
1,600,000 of its ordinary shares at a price of 226.6920p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END

Regulatory Announcement

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Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:57 13-Jul-05

RNS Number:8557O
Centrica PLC
13 July 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 13 July 2005 it purchased for cancellation
1,350,000 of its ordinary shares at a price of 224.2070p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

END

Regulatory Announcement

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:04 14-Jul-05

RNS Number:9078O
Centrica PLC
14 July 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 14 July 2005 it purchased for cancellation
1,500,000 of its ordinary shares at a price of 223.8570p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries
Kath Kyle Centrica plc 01753 494902
Jeremy Thompson ABN AMRO Bank N.V. London Branch 020 7678 8000

END